Filed Pursuant to Rule 433

Registration No. 333-181781

Pricing Term Sheet

June 19, 2012

Affymetrix, Inc.

$105,000,000 aggregate principal amount

of 4.00% Convertible Senior Notes due 2019

The information in this pricing term sheet relates to Affymetrix, Inc.’s offering (the “Offering”) of its 4.00% Convertible Senior Notes due 2019 and should be read together with the preliminary prospectus supplement dated June 18, 2012 relating to the Offering, including the documents incorporated by reference therein, and the related prospectus dated June 14, 2012 (together, the “Preliminary Prospectus.”)

Issuer:	Affymetrix, Inc.

Title of Securities:	4.00% Convertible Senior Notes due 2019

Aggregate Principal Amount Offered:	$105,000,000 principal amount

Over-allotment Option:	$10,000,000; 13-day option to cover over-allotments, if any

Price to Public:	100% of principal amount, plus accrued interest if settlement occurs after June 25, 2012

Net Proceeds to Issuer After Underwriters’ Discount, but Before Other Offering Expenses (Assuming No Exercise of Over-allotment Option):	$101,062,500

Use of Proceeds:	The Issuer intends to use the net proceeds from the sale of the notes to pay a portion of the purchase price for its pending acquisition of eBioscience Holding Company, Inc.

Estimated Expenses of Offering (Excluding Underwriters’ Discount):	$750,000

Interest Payment Dates:	July 1 and January 1 of each year, commencing January 1, 2013

Record Dates:	December 15 and June 15

Maturity:	July 1, 2019, unless earlier repurchased, redeemed or converted

Ranking:	Senior unsecured

Coupon:	4.00% per annum

Authorized Denominations:	$1,000 and multiples of $1,000 in excess thereof

Initial Conversion Rate:	170.0319 shares per $1,000 principal amount of notes (subject to adjustment as set forth in the Preliminary Prospectus)

Initial Conversion Price:	Approximately $5.88 per share of common stock (subject to adjustment as set forth in the Preliminary Prospectus)

Closing Stock Price:	$4.705 per share of the Issuer’s common stock on the Nasdaq Global Select Market on June 19, 2012.

Conversion Premium:	Approximately 25% above the Closing Stock Price.

Optional Redemption:	The Issuer may redeem the notes at its option:

•        in whole but not in part on or prior to November 30, 2012 if it does not consummate its pending acquisition of eBioscience Holding Company, Inc. or the related acquisition agreement is terminated on or prior to September 30, 2012, at a redemption price per $1,000 principal amount of notes equal to the sum of (i) $1,010, (ii) accrued and unpaid interest on such note to, but excluding, the redemption date and (iii) 75% of the difference, if positive, between the redemption conversion value and the initial conversion value (each as defined in the Preliminary Prospectus under “Description of Notes—Optional Redemption”); or

•        in whole or in part on or after July 1, 2017 if the last reported sale price of its common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending within five trading days prior to the date on which it provides notice of redemption, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, on such notes.

Scheduled Repurchase of Notes at Holders’ Option:	None

Repurchase upon a Fundamental Change:	Holders may require the Issuer to repurchase the notes for an amount equal to 100% of the principal amount of the notes, plus accrued and unpaid interest upon a Fundamental Change (as defined in the Preliminary Prospectus).

Joint Book-Running Managers:	Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC

Co- Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated and Robert W. Baird & Co. Incorporated

Gross Spread (%):	3.75%

Gross Spread per Note:	$37.50

Trade Date:	June 19, 2012

Settlement Date:	June 25, 2012

CUSIP:	00826T AH1

ISIN:	US00826TAH14

NASDAQ Global Select Market Symbol for Common Stock:	AFFX

Adjustment to Shares Delivered upon Conversion upon a Fundamental Change

The following table sets forth the hypothetical stock price and the number of additional shares to be received per $1,000 principal amount of notes upon conversion in connection with a fundamental change.

Effective Price
Effective Date	$4.705	$5.00	$6.00	$7.00	$7.65	$8.00	$9.00	$10.00	$11.00	$12.00	$13.00	$15.00
June 25, 2012	42.5080	39.2047	27.5210	21.3477	18.8288	17.7386	15.2942	13.4865	12.0648	10.8836	9.8838	8.2853
July1, 2013	42.5080	37.3809	24.9443	18.5893	16.1579	15.1511	12.9723	11.4189	10.2163	9.2231	8.3829	7.0389
July1, 2014	42.5080	36.7523	23.0701	16.0794	13.4882	12.4976	10.4515	9.0794	8.0885	7.3060	6.6453	5.5885
July1, 2015	42.5080	34.4273	19.7098	12.4760	9.9926	9.1001	7.4166	6.3982	5.7079	5.1605	4.6972	3.9561
July1, 2016	42.5080	33.2123	16.5990	8.7267	6.2488	5.4177	4.0703	3.4269	3.0568	2.7656	2.5193	2.1250
July1, 2017	42.5080	33.0715	12.6140	2.8041	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
July1, 2018	42.5080	35.4387	14.1245	2.6464	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
July1, 2019	42.5080	29.9681	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

•

If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	If the stock price is greater than $15.00 per share (subject to adjustment), no additional shares will be issued upon conversion; and

•	If the stock price is less than $4.705 per share (subject to adjustment), no additional shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion (including the additional shares) exceed 212.5399 per $1,000 principal amount of notes, subject to adjustment as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such jurisdiction.

The Issuer has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Citigroup at Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220, by calling (800) 831-9146 or by e-mailing batprospectusdept@citi.com or from Morgan Stanley at 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department, by calling (866) 718-1649 or by e-mailing prospectus@morganstanley.com.

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